Exhibit 99.1

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 26, 2022
________________________

Dear Otonomo Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of Otonomo Technologies Ltd. (the “Company”), to be held at 3:00 p.m. (Israel time) on May 26, 2022 at our offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

The Meeting is being called for the following purposes:

1.
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for 2022 and for an additional period until the next Annual General Meeting.

2.	To approve the election of Mr. Meir Moshe to the board of directors (the “Board”) until the third annual meeting held after the date of his appointment.
3.
To approve a $65,683 special bonus for Mr. Ben Volkow, the CEO and chairman of the Board, as previously approved by the Board, as an award for the successful closing of the merger transaction with Neura, Inc.

4.	To approve a plan for Mr. Volkow for an annual cash bonus for 2022, based on the achievement of certain Company milestones and personal performance.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on April 19, 2022 are entitled to notice of and to vote at the Meeting.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached proxy materials.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this notice and the proxy materials, please (i) vote online or (ii) mark, date, sign and mail your proxy as promptly as possible in the stamped envelope. If voting by mail, your proxy must be received by our transfer agent at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided in the proxy materials.

Otonomo Technologies Ltd.

OTONOMO TECHNOLOGIES LTD.

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 26, 2022

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on May 26, 2022, at 3:00 p.m. Israel time at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for 2022 and for an additional period until the next Annual General Meeting.

2.	To approve the election of Mr. Meir Moshe to the board of directors until the third annual meeting held after the date of his appointment.

3.
To approve a $65,683 special bonus for Mr. Ben Volkow, the CEO and chairman of the Board, as previously approved by the Board, as an award for the successful closing of the merger transaction with Neura, Inc.

4.	To approve a plan for Mr. Volkow for an annual cash bonus for 2022, based on the achievement of certain Company milestones and personal performance.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on April 19, 2022 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on April 19, 2022, the Company had outstanding 133,211,961 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies,” shareholders may vote at the General Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the General Meeting. Shareholders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date.

Shareholders may vote (i) online or (ii) through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s transfer agent, American Stock Transfer & Trust Company, LLC. Shareholders who intend to vote their Ordinary Shares in person must deliver to the Company’s offices,., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, c/o Mr. Ben Volkow, no later than May 24, 2022, at 4:00 p.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Expenses and Solicitation

The Board is soliciting proxies for use at the General Meeting. In addition to solicitation of proxies to shareholders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Voting

The quorum required for the General Meeting consists of at least two or more shareholders who are present at the General Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty five percent or more of the voting rights of the Company, and such presence at the General Meeting will constitute a legal quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present half an hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. June 2, 2022 at our offices at 3:00 p.m., at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposals 3 and 4 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following must be satisfied: (i) the majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 3 and 4 whether or not you are a controlling shareholder of the Company or acting on its behalf, and whether or not you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposals for which you failed to so indicate.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ben Volkow at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, by no later than May 19, 2022. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. At the General Meeting, shareholders will be asked to approve and ratify the appointment Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company's auditors for the year ending December 31, 2022 and for an additional period until the next annual general meeting. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission.

      It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, that Somekh Chaikin be, and hereby is, appointed as the auditors of the Company for 2022 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

ELECTION OF MR. MEIR MOSHE TO THE BOARD OF DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of their appointment. Mr. Meir Moshe has been nominated by the Board to serve until the third annual meeting held after the date of his appointment.

From June 1999 to January 2016, Meir Moshe served as Chief Financial Officer of Radware Ltd. (Nasdaq: RDWR). He has served as a director and member of the audit committee in multiple public companies, including Ability Inc. (from 2016 to 2017), Carasso Motors Ltd. (from 2018 to 2019) and Albert Technologies Ltd. (from 2018 to 2019). He currently provides consulting services to public companies. Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

The Company is not aware of any reason why the nominee, if elected, should not be able to serve as a director. Mr. Meir Moshe has attested to the Board and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Meir Moshe be elected, to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

SPECIAL BONUS FOR MR. BEN VOLKOW

In January 2022, the Compensation Committee of the Board and the Board approved the grant of a special bonus to Mr. Volkow in the amount of US $65,683 (the “Special Bonus”), as an award for the successful closing of the merger transaction with Neura, Inc. (“Neura”). The acquisition of Neura contributed to Otonomo’s leadership in the mobility, transportation and automotive data space, and enabled it to provide increased value and a deeper and a more holistic view of mobility. Additionally, the acquisition enabled Otonomo to expand (i) its mobility intelligence platform to leverage Neura’s advanced analytics and (ii) its AI and machine learning technologies and diverse multi-layered data.

Mr. Volkow was heavily involved in the entire merger process, including (i) early discussions with Neura, (ii) making the strategic decision to proceed with the acquisition n, (iii) due diligence and (iv) negotiating the merger structure, price, and other material terms.

As the Special Bonus is a discretionary award not in accordance with the Company’s compensation policy, it is being submitted for the approval of the Company’s shareholders.

    It is proposed that at the General Meeting the following resolution be adopted:

   “RESOLVED, to approve a $65,683 special bonus for Mr. Ben Volkow, the CEO and chairman of the Board, as previously approved by the Board, as an award for the successful closing of the merger transaction with Neura, Inc.”

         The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

2022 BONUS PLAN FOR MR. BEN VOLKOW

In January 2022, the Compensation Committee and Board approved certain targets and objective criteria for a 2022 bonus plan for Mr. Ben Volkow, the Company’s Chief Executive Officer, as set forth in Appendix B attached hereto (the “Bonus Plan”) and in accordance with the Company’s compensation policy.

Pursuant to Section 273(a) of the Companies Law, the Bonus Plan is being submitted for the approval of the Company’s shareholders. 70% of the targets under the Bonus Plan are tied to increasing revenue and recurring revenue, key components of the Company’s current business strategy.

It is proposed that at the General Meeting the following resolutions be adopted:

“RESOLVED, to authorize and approve the Bonus Plan.

RESOLVED, that the maximum annual cash bonus to which Mr. Ben Volkow, the Company’s Chief Executive Officer, shall be entitled to for achieving 100% of the Targets will be six (6) monthly salaries (including overtime payment, but excluding performance bonuses, commissions, and other compensation) as of December 31, 2022.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required for shareholders to approve these resolutions provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the General Meeting, but, if any additional matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors
Ben Volkow, Chairman of the Board
Dated: April 21, 2022

Appendix A

Meir Moshe Statement

The undersigned, ____________________, hereby declares to Otonomo Technologies Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

A - 1

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 2

Appendix B

2022 Bonus Plan

Weight	Objectives
50%	Achieve revenue target for 2022
20%	Achieve annual recurring revenue target (calculated based on the monthly recurring revenues of December 2022 multiplied by 12)
30%	Personal performance

 B - 1